October 5, 2007
Via EDGAR Transmission (with hard copy via facsimile)
Mr. David Burton
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tvia, Inc.
Item 4.01 Form 8-K
Filed September 24, 2007
File No. 0-30539
Dear Mr. Burton:
     We have set forth below our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to Tvia, Inc. (“Tvia” or the “Company”), dated October 1, 2007, regarding the Current Report on Form 8-K filed by the Company with the Commission on September 24, 2007 (the “Current Report”). For your convenience, the Staff’s comment is reprinted in bold.
Form 8-K dated August 13, 2007
Item 4-01. Changes in Registrant’s Certifying Accountant
1.	Based on the disclosures provided, it appears that pending completion of the Audit Committee’s review, you will be restating your financial statements. Please clarify which periods are expected to be restated. We note that you have not filed your Form 10-K for the fiscal year ended March 31, 2007 and your Form 10-Qs for the quarters ended December 31, 2006 or June 30, 2007. Also, tell us when these restatements will be filed as well as Item 4.02 of Form 8-K in regard to these events.
     As disclosed in the Current Report, the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board of Directors”) of the Company had conducted an investigation regarding certain financial accounting and equity compensation matters of the Company during the first and second quarters of 2007. This investigation included matters extending back to the time of the Company’s initial public offering, which occurred in 2000. Although this investigation was completed in April 2007, the Company has to date not been able to make a final determination as to the impact that the results of this investigation may have on its historic financial statements. The Company has been unable to make this final determination due in part to the resignation of BDO Seidman, LLP as the Company’s independent registered public accounting firm, as well as substantial reductions in Company headcount that have resulted in the departure of many of the

Mr. David Burton
Securities and Exchange Commission
October 5, 2007

Company’s finance and accounting personnel. Consequently, the Company cannot say with specificity which, if any, of its historic financial statements would be required to be restated in order to reflect the results of the Audit Committee’s investigation.
     The Board of Directors has determined that the cost to prepare and file any required restated financial statements, and to bring itself into compliance with the other requirements of the Commission and The NASDAQ National Market, exceed the Company’s financial resources. The Board of Directors believes it to be in the best interest of the Company’s stockholders to direct its resources towards effecting one or more alternative strategic transactions, including the sale, reorganization or winding up of all or part of the Company’s business. Intensive focus on these strategic alternatives is in progress and, pending their completion, the Company is unable to determine when, if at all, it will be in a position to prepare and file any required restated financial statements with the Commission.
     The Company has publicly disclosed that its historical financial statements should not be relied upon. By means of a press release issued on January 30, 2007 and disclosure provided under Item 4.02 of a Current Report on Form 8-K filed on January 30, 2007, the Company notified investors that the Audit Committee had commenced a review of the Company’s financial results for the 2006 and 2007 fiscal years and the quarterly periods therein and that, pending the completion of this investigation, the financial statements and all earnings press releases and similar communications issued by the Company relating to those periods should not be relied upon. By means of a press release dated April 10, 2007 and disclosure provided under Item 4.02 of a Current Report on Form 8-K filed on April 10, 2007, the Company notified investors that the Audit Committee had preliminarily determined that the financial reporting periods which may be impacted may extend to periods other than those originally indicated and that, pending completion of the Audit Committee’s review, the financial statements and all earnings releases and similar communications issued by the Company should not be relied upon.
     In order to clarify that the cost to prepare and file any restated financial statements exceed the Company’s present financial resources, the Company proposes to amend the Current Report to add the following disclosure:
“The Company has further determined that, although the Audit Committee’s investigation has been completed, the cost to prepare and file restated financial statements with the SEC exceed the Company’s present financial resources. The Company will continue to consider the feasibility of filing any such restated financial statements as it proceeds with the strategic transactions described above.”

Mr. David Burton
Securities and Exchange Commission
October 5, 2007

     As requested by the Commission and in connection with responding to the Staff’s comments with respect to the Current Report, Tvia acknowledges that:
•	Tvia is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	Tvia may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Tvia understands the importance of, and is committed to complying with, the Commission’s regulations. Should you required additional information with respect to these responses, or wish to discuss them further, please contact Aaron Alter of Wilson Sonsini Goodrich & Rosati, P.C., Tvia’s legal counsel in this matter, at (650) 320-4693.

Sincerely,
/s/ Eli Porat
Eli Porat
Chief Executive Officer

cc:	Tvia, Inc.
Jeff Stamp, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.
Aaron J. Alter, Esq.